Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

CH2M HILL Companies, Ltd.:

We consent to the incorporation by reference in the registration statement (No. 333‑148101) on Form S-4 of CH2M HILL Companies, Ltd. and its subsidiaries (the Company) of our report dated February 22, 2016, with respect to the consolidated balance sheets of the Company as of December 25, 2015 and December 31, 2014, and the related consolidated statements of earnings, stockholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 25, 2015, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 25, 2015, which appears in the December 25, 2015 annual report on Form 10‑K of the Company.

/s/ KPMG LLP KPMG LLP
Denver, Colorado February 22, 2016